                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*

                             NEW VALLEY CORPORATION
                             ----------------------
                                (NAME OF ISSUER)

                          COMMON SHARES, $.01 PAR VALUE
                       WARRANTS TO PURCHASE COMMON SHARES
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    649080504
                                    649080116
                                 --------------
                                 (CUSIP NUMBER)

                                  MARC N. BELL
                       VICE PRESIDENT AND GENERAL COUNSEL
                                VECTOR GROUP LTD.
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
                ------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 14, 2001
           -----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                            ------------------------
 CUSIP NOS. 649080504                                   PAGE 2 OF 9 PAGES
            649080116

----------------------------                            ------------------------


=============== ================================================================
                Name of Reporting Person

      1         S.S. or I.R.S. Identification No. of Above Person

                                              Vector Group Ltd.
--------------- ----------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]

                                                                         (b) [X]
--------------- ----------------------------------------------------------------
      3         SEC Use Only

--------------- ----------------------------------------------------------------
      4         Source of Funds*
--------------- ----------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]
--------------- ----------------------------------------------------------------
      6         Citizenship or Place of Organization

                                              Delaware

========================== ======= =============================================
        Number of             7    Sole Voting Power
                                   12,849,118 Common Shares;
                                   3,069,663 Warrants to Purchase Common Shares.
                           ------- ---------------------------------------------
         Shares               8    Shared Voting Power

                           ------- ---------------------------------------------
      Beneficially            9    Sole Dispositive Power
      Owned by Each                12,849,118 Common Shares;
                                   3,069,663 Warrants to Purchase Common Shares.
                           ------- ---------------------------------------------
    Reporting Person         10    Shared Dispositive Power
          With

=============== ================================================================
      11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,849,118 Common Shares;
                3,069,663 Warrants to Purchase Common
                Shares.

--------------- ----------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*

                                                                            [ ]
--------------- ----------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                56.3% of Common Shares;
                17.2% of Warrants to Purchase Common Shares.
--------------- ----------------------------------------------------------------
      14        Type of Reporting Person*
                CO; HC
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                            ------------------------
 CUSIP NOS. 649080504                                   PAGE 3 OF 9 PAGES
            649080116

----------------------------                            ------------------------


=============== ================================================================
                Name of Reporting Person

      1         S.S. or I.R.S. Identification No. of Above Person

                                         BGLS Inc.
--------------- ----------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group*

                                                                        (a) [ ]

                                                                        (b) [X]
--------------- ----------------------------------------------------------------
      3         SEC Use Only

--------------- ----------------------------------------------------------------
      4         Source of Funds*
--------------- ----------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]
--------------- ----------------------------------------------------------------
      6         Citizenship or Place of Organization

                                         Delaware

========================== ======= =============================================
        Number of             7    Sole Voting Power
                                   12,849,118 Common Shares;
                                   3,069,663 Warrants to Purchase Common Shares.
                           ------- ---------------------------------------------
         Shares               8    Shared Voting Power

                           ------- ---------------------------------------------
      Beneficially            9    Sole Dispositive Power
      Owned by Each                12,849,118 Common Shares;
                                   3,069,663 Warrants to Purchase Common Shares.
                           ------- ---------------------------------------------
    Reporting Person         10    Shared Dispositive Power
          With

=============== ================================================================
      11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,849,118 Common Shares;
                3,069,663 Warrants to Purchase Common
                Shares.

--------------- ----------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*

                                                                             [ ]
--------------- ----------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                56.3% of Common Shares;
                17.2% of Warrants to Purchase Common Shares.
--------------- ----------------------------------------------------------------
      14        Type of Reporting Person*
                CO; HC
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                            ------------------------
 CUSIP NOS. 649080504                                   PAGE 4 OF 9 PAGES
            649080116

----------------------------                            ------------------------


=============== ================================================================
                Name of Reporting Person

      1         S.S. or I.R.S. Identification No. of Above Person

                                        New Valley Holdings, Inc.
--------------- ----------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]

                                                                         (b) [X]
--------------- ----------------------------------------------------------------
      3         SEC Use Only

--------------- ----------------------------------------------------------------
      4         Source of Funds*
--------------- ----------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]
--------------- ----------------------------------------------------------------
      6         Citizenship or Place of Organization

                                        Delaware

========================== ======= =============================================
        Number of             7    Sole Voting Power
                                   12,763,516 Common Shares;
                                   1,809,314 Warrants to Purchase Common Shares.
                           ------- ---------------------------------------------
         Shares               8    Shared Voting Power

                           ------- ---------------------------------------------
      Beneficially            9    Sole Dispositive Power
      Owned by Each                12,763,516 Common Shares;
                                   1,809,314 Warrants to Purchase Common Shares.
                           ------- ---------------------------------------------
    Reporting Person         10    Shared Dispositive Power
          With

=============== ================================================================
      11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,763,516 Common Shares;
                1,809,314 Warrants to Purchase Common
                Shares.

--------------- ----------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares
                                                                             [X]
--------------- ----------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                56.0% of Common Shares;
                10.1% of Warrants to Purchase Common Shares.
--------------- ----------------------------------------------------------------
      14        Type of Reporting Person*
                CO; HC
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                            ------------------------
 CUSIP NOS. 649080504                                   PAGE 5 OF 9 PAGES
            649080116

----------------------------                            ------------------------


=============== ================================================================
                Name of Reporting Person

      1         S.S. or I.R.S. Identification No. of Above Person

                               Bennett S. LeBow
--------------- ----------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]

                                                                         (b) [X]
--------------- ----------------------------------------------------------------
      3         SEC Use Only

--------------- ----------------------------------------------------------------
      4         Source of Funds*
--------------- ----------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)

                                                                             [ ]
--------------- ----------------------------------------------------------------
      6         Citizenship or Place of Organization

                               United States

========================== ======= =============================================
        Number of             7    Sole Voting Power
                                   12,849,118 Common Shares;
                                   3,069,663 Warrants to Purchase Common Shares.
                           ------- ---------------------------------------------
         Shares               8    Shared Voting Power

                           ------- ---------------------------------------------
      Beneficially            9    Sole Dispositive Power
      Owned by Each                12,849,118 Common Shares;
                                   3,069,663 Warrants to Purchase Common Shares.
                           ------- ---------------------------------------------
    Reporting Person         10    Shared Dispositive Power
          With

=============== ================================================================
      11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,849,118 Common Shares;
                3,069,663 Warrants to Purchase Common
                Shares

--------------- ----------------------------------------------------------------
      12        Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*

                                                                             [ ]
--------------- ----------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)
                56.3% of Common Shares;
                17.2% of Warrants to Purchase Common Shares.
--------------- ----------------------------------------------------------------
      14        Type of Reporting Person*                                IN
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------                            ------------------------
 CUSIP NOS. 649080504                                   PAGE 6 OF 9 PAGES
            649080116

----------------------------                            ------------------------


PRELIMINARY STATEMENT:

         This Amendment No. 18 relates to the common shares, par value $.01 per share (the "Common Shares"), and warrants to purchase Common Shares (the "Warrants") of New Valley Corporation, a Delaware corporation ("New Valley"). This Amendment amends the joint Schedules 13D filed with the Securities and Exchange Commission on January 11, 1988, as previously amended by Amendments No. 1-17 thereto, and on June 26, 1995, as previously amended by Amendment No. 1 thereto (as amended, the "Schedule 13D") by Vector Group Ltd. (formerly known as Brooke Group Ltd.), a Delaware corporation ("VGR"), BGLS Inc., a Delaware corporation and wholly-owned subsidiary of VGR ("BGLS"), New Valley Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of BGLS ("NV Holdings"), and Bennett S. LeBow, the beneficial owner of approximately 37.5% of the common stock of VGR (individually, a "Reporting Person" and, collectively, the "Reporting Persons").

                  Item 4 is hereby amended as follows:

         ITEM 4.  PURPOSE OF TRANSACTION

                  See Item 6 herein.

                  Item 5 is hereby amended as follows:

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of
                           Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), beneficially owning in the aggregate: (i) 12,849,118 Common Shares, which constituted approximately 56.3% of the 22,813,063 Common Shares outstanding as of May 11, 2001 (as reported in New Valley's Form 10-Q for the quarter ended March 31, 2001); and (ii) 3,069,663 Warrants, which constituted approximately 17.2% of the 17,867,567 Warrants outstanding as of May 11, 2001.

                           Assuming exercise of the Warrants held by the Reporting Persons only, the percentage of the Common Shares that the Reporting Persons may be deemed to beneficially own would be 61.5%. Assuming exercise of all outstanding Warrants, the percentage of Common Shares that the Reporting Persons may be deemed to beneficially own would be 39.1%.

                  (b) BGLS exercises sole voting power and sole dispositive power over 85,602 Common Shares and 1,260,349 Warrants (the "BGLS Shares"). Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act ("Rule 13d-3"), each of the other Reporting Persons (other than NV Holdings) may be deemed to beneficially own the BGLS Shares since Mr. LeBow beneficially owns a controlling interest in VGR, which in turn owns 100% of the capital stock of BGLS. The disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than BGLS is the beneficial owner of the BGLS Shares under Rule 13d-3, or for any other purpose, and such beneficial ownership is expressly disclaimed. NV Holdings exercises sole voting power and sole dispositive power over 12,763,516 Common Shares and 1,809,314 Warrants (collectively, the "NV

                                  SCHEDULE 13D

----------------------------                            ------------------------
 CUSIP NOS. 649080504                                   PAGE 7 OF 9 PAGES
            649080116

----------------------------                            ------------------------



                           Holdings Shares"). Under the definition of "beneficial ownership" in Rule 13d-3, each of the other Reporting Persons may be deemed to beneficially own the NV Holdings Shares since Mr. LeBow beneficially owns a controlling interest in VGR, which in turn owns 100% of the capital stock of BGLS, which in turn owns 100% of the capital stock of NV Holdings. The disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than NV Holdings is the beneficial owner of the NV Holdings Shares under Rule 13d-3, or for any other purpose, and such beneficial ownership is expressly disclaimed. Under such definition of "beneficial ownership," it is also possible that members of the Board of Directors of BGLS and NV Holdings, in their capacities as such, might be deemed to be beneficial owners of the BGLS Shares and NV Holding Shares, respectively, and share the voting and dispositive powers with regard to such shares. The disclosure of this information shall not be construed as an admission that the directors of BGLS and NV Holdings are beneficial owners of the BGLS Shares and NV Holding Shares, respectively, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c)      Not applicable.

                  (d)      See Item 6 herein.

                  (e)      Not applicable.

                  Item 6 is hereby amended as follows:

         ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In September 2000, BGLS' 15.75% Senior Secured Notes due 2001 were redeemed, and the pledge by BGLS and NV Holdings of their equity securities in New Valley was released.

                  On May 14, 2001, BGLS completed the issuance at a discount of $60 million principal amount of 10% Senior Secured Notes due March 31, 2006 (the "Notes") in a private placement to certain institutional investors. The sale of the Notes was made pursuant to a Note Purchase Agreement, dated as of May 14, 2001, listed herein as Exhibit F and incorporated herein by reference thereto.

                  The Notes are secured by a pledge by BGLS and NV Holdings of all such entity's now owned or hereafter acquired equity securities in New Valley, together with all dividends and distributions thereon and proceeds thereof. The pledges were made pursuant to Pledge and Security Agreements, dated as of May 14, 2001, listed herein as Exhibits G and H and incorporated herein by reference thereto.

                  So long as no Event of Default under the Note Purchase Agreement has occurred and is continuing, BGLS and NV Holdings will have the right to exercise all voting, consensual and other powers of ownership pertaining to the Common Shares and the Warrants for all purposes not inconsistent with the terms of the Pledge and Security Agreements, the Note Purchase Agreement, the Notes, or any other instrument or agreement referred to therein (the "Note Documents"), provided that BGLS and NV Holdings agree that they will not vote the Common Shares in any manner that is inconsistent with the terms of the Note Documents.

                                  SCHEDULE 13D

----------------------------                            ------------------------
 CUSIP NOS. 649080504                                   PAGE 8 OF 9 PAGES
            649080116

----------------------------                            ------------------------



                  Upon and during the continuance of an Event of Default under the Note Purchase Agreement, United States Trust Company of New York, as Collateral Agent under the Note Purchase Agreement, may exercise all voting rights and dispositive power associated with the Common Shares and the Warrants held by BGLS and NV Holdings. Upon and during the continuance of an Account Notice Event under the Note Purchase Agreement, all dividends and distributions on such Common Shares will be paid directly to the Collateral Agent for the benefit of the holders of the Notes.

                  Item 7 is hereby amended as follows:

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit F:   Note Purchase Agreement, dated as May 14,
                               2001, between BGLS Inc. and TCW Leveraged Income
                               Trust, L.P., TCW Leveraged Income Trust II, L.P.,
                               TCW LINC II CBO Ltd., POWRs 1997-2, Captiva II
                               Finance Ltd. and AIMCO CDO, Series 2000-A, relating to the 10% Senior Secured Notes due
                               March 31, 2006 (the "Notes"), including the form of Note (the "Note Purchase Agreement")
                               (incorporated by reference to Exhibit 10.1 in VGR's Form 8-K dated May 14, 2001, Commission
                               File No. 1-5759).

                  Exhibit G:   Pledge and Security Agreement, dated as of May
                               14, 2001, between BGLS Inc. and United States
                               Trust Company of New York, as collateral agent of the benefit of the holders of the Notes pursuant to the Note Purchase Agreement (the "Collateral
                               Agent") (incorporated by reference to Exhibit
                               10.3 in VGR's Form 8-K dated May 14, 2001,
                               Commission File No. 1-5759).

                  Exhibit H:   Pledge and Security Agreement, dated as of May
                               14, 2001, between New Valley Holdings, Inc. and the Collateral Agent (incorporated by reference to Exhibit 10.4 in VGR's Form 8-K dated May
                               14, 2001, Commission File No.1-5759).

                                  SCHEDULE 13D

----------------------------                            ------------------------
 CUSIP NOS. 649080504                                   PAGE 9 OF 9 PAGES
            649080116

----------------------------                            ------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2001


                                     VECTOR GROUP LTD.


                                     By: /s/ RICHARD J. LAMPEN
                                         -----------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                     BGLS INC.


                                     By: /s/ RICHARD J. LAMPEN
                                         -----------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                     NEW VALLEY HOLDINGS, INC.


                                     By: /s/ RICHARD J. LAMPEN
                                         -----------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President


                                     BENNETT S. LEBOW
                                     By: Vector Group Ltd.


                                     By: /s/ RICHARD J. LAMPEN
                                         -----------------------------------
                                           Name:  Richard J. Lampen
                                           Title: Executive Vice President